UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  Evercel, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   299759 10 0
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                                 (CUSIP Number)

                                October 18, 1999
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             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                           ___  Rule 13d-1(b)
                           _X_  Rule 13d-1(c)
                           ___  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 299759 10 0                                          Page 2 of 5 Pages
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     1.   Name of Reporting Persons.
          I.R.S. Identification Nos. of Above Persons (Entities Only)

               James D. Gerson

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     2.   Check the Appropriate Box if a Member of a Group       (a) __
          (See Instructions)                                     (b) __

               N/A

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     3.   SEC Use Only


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     4.   Citizenship or Place of Organization

               U.S.

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                  5.   Sole Voting Power

                         211,717 shares, 7.4%

                  --------------------------------------------------------------
   Number of
     Shares       6.   Shared Voting Power
  Beneficially
    Owned by             34,266 shares, 1.2%
      Each
   Reporting      --------------------------------------------------------------
     Person
      With        7.   Sole Dispositive Power

                         211,717 shares, 7.4%

                  --------------------------------------------------------------

                  8.   Shared Dispositive Power

                         34,266 shares, 1.2%

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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

               306,515 shares

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     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares ___
          (See Instructions)

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     11.  Percent of Class Represented by Amount in Row 9

               10.7%

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     12.  Type of Reporting Person (See Instructions)

               IN

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                                                               Page 3 of 5 Pages
                                                               -----------------


Item 1.

     (a)  Name of Issuer

               Evercel, Inc.

     (b)  Address of Issuer's Principal Executive Offices

               3 Great Pasture Road
               Danbury, Connecticut 06813

Item 2.

     (a)  Name of Person Filing

               James D. Gerson

     (b)  Address of Principal Business Office or, if none, Residence

               c/o Fahnestock and Co.
               780 3rd Avenue
               New York, New York  10017

     (c)  Citizenship

               U.S.

     (d)  Title of Class of Securities

               Common Stock, par value $.01 per share

     (e)  CUSIP Number

               299759 10 0

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

               Not applicable.

Item 4.  Ownership

          As of February 22, 1999, the reporting person was the "beneficial owner" (as defined in Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934 (the "Exchange Act")) of over five percent of the outstanding shares of Common Stock of Evercel, Inc. Evercel, Inc. granted to its shareholders on February 22, 1999 transferable subscription rights ("Rights") to acquire one additional share of Common Stock for each share held on such date.

     (a)  Amount beneficially owned

               306,515 shares of Common Stock, including (i) 52,711 shares which may be acquired within 60 days by the reporting person pursuant to the exercise of outstanding Rights granted to him, (ii) 76,293 shares which may be acquired within 60 days by the reporting person pursuant to the exercise of outstanding Rights to be acquired by him by contract, (iii) 34,266 shares held by the reporting person's wife as custodian for two minor children, (iv) 5,266 shares held by a private foundation, of which the reporting person is President and a Director, (v) 5,266 shares which may be acquired within 60 days by such private foundation pursuant to the exercise of outstanding Rights, and (vi) 50,000 shares held by a corporation of which the reporting person is Chairman of the Board and a significant shareholder.

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                                                               Page 4 of 5 Pages
                                                               -----------------


               The reporting person disclaims beneficial ownership of the 34,266 shares beneficially owned by the reporting person's wife, the 10,532 shares beneficially owned by the private foundation and the 50,000 shares beneficially owned by a corporation of which the reporting person is Chairman and a significant shareholder. In accordance with Rule 13d-4 under the Exchange Act, the filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares held by the reporting person's wife, the shares held by the private foundation or the shares held by a corporation of which the reporting person is Chairman and a significant shareholder.

     (b)  Percent of class

               10.7% of the approximately 2,861,045 outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                    211,717 shares

          (ii)  Shared power to vote or to direct the vote

                    34,266 shares

          (iii) Sole power to dispose or to direct the disposition of

                    211,717 shares

          (iv)  Shared power to dispose or to direct the disposition of

                    34,266 shares

Item 5.  Ownership of Five Percent or Less of a Class

               Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

               As described above in Item 4(a), 34,266 shares are beneficially owned by the reporting person's wife as custodian for two minor children, 10,532 shares are beneficially owned by a private foundation and 50,000 shares are beneficially owned by a corporation of which the reporting person is Chairman and a significant shareholder. Such shares are subject to the rights of others to receive or direct the receipt of dividends from, or proceeds from the sale of, such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               Not applicable.

Item 8.  Identification and Classification of Members of the Group

               Not applicable.

Item 9.  Notice of Dissolution of Group

               Not applicable.

Item 10. Certifications

               Not applicable.



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                                                               Page 5 of 5 Pages
                                                               -----------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date:  November 10, 1999


                                       /s/ James D. Gerson
                                       -------------------------
                                           James D. Gerson